SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2002

(Commission File No. 001-14493)

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of registrant's name in English)

Rua Abílio Soares, 409
Paraíso - São Paulo, SP
The Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

TELESP CELULAR PARTICIPAÇÕES S.A.
Rua Abílio Soares, 409, São Paulo, SP
A Public Company
CVM No. 1771-0

C.N.P.J. No. 02,558,074/0001-73
N.I.R.E. 35,3,001,587,9-2

NOTICE TO SHAREHOLDERS

Notice is hereby given to Shareholders that the Company, in compliance with applicable legal and statutory provisions, and within the limits of its authorized capital, will increase its corporate capital from R$ 1,873,346,716.53 (one billion, eight hundred and seventy-three million, three hundred and forty-six thousand, seven hundred and sixteen *reais* and fifty-three cents), to R$ 4,370,304,746.74 (four billion, three hundred and seventy million, three hundred and four thousand, seven hundred and forty-six *reais* and seventy-four cents) by means of a private subscription of shares, with the issue of 713,416,580,060 (seven hundred and thirteen billion, four hundred and sixteen million, five hundred and eighty thousand and sixty) new shares, being 249,244,868,259 (two hundred and forty-nine billion, two hundred and forty-four million, eight hundred and sixty-eight thousand and two hundred and fifty-nine) common shares and 464,171,711,801 (four hundred and sixty-four billion, one hundred and seventy one million, seven hundred and eleven thousand and eight hundred and one) preferred shares, equal to currently existing shares, by means of a private subscription of shares, pursuant to preemptive rights, in accordance with the first paragraph of article 171 of Law No. 6,404 of December 15, 1976, and latter amendments ("Corporate Law"). The period for exercising preemptive rights for the subscription of new shares by shareholders holding shares on July 8, 2002 begins as of July 12, 2002 in the Brazilian market, and the period for exercising preemptive rights for the subscription of new American Depositary Receipts – ADRs, representing preferred shares of the Company, by holders of ADRs on July 11, 2002 begins as of July 17, 2002 in the U.S. market, pursuant to the following conditions:

I. - AMOUNT OF CAPITAL INCREASE

1.1. - R$ 2,496,958,030.21 (two billion, four hundred and ninety-six million, nine hundred and fifty-eight thousand, thirty *reais* and twenty-one cents).

II. - AMOUNT AND TYPE OF SHARES TO BE ISSUED

2.1. - 249,244,868,259 (two hundred and forty-nine billion, two hundred and forty-four million, eight hundred and sixty-eight thousand and two hundred and fifty-nine) common shares with no par value.

2.2. - 464,171,711,801 (four hundred and sixty-four billion, one hundred and seventy-one million, seven hundred and eleven thousand and eight hundred and one) preferred shares with no par value, in preferred shares or ADRs form.

III. - RECORD DATE AND SUBSCRIPTION RATIO

3.1. - Shareholders holding shares of the Company will have the right to subscribe for 1.55642832 (one point five five six four two eight three two) new common shares per each 1 (one) common share held on July 8, 2002.

3.2. - Shareholders holding shares of the Company will have the right to subscribe for 1.55642832 (one point five five six four two eight three two) new preferred shares per each 1 (one) preferred share held on July 8, 2002.

3.3. - Holders of ADRs representing preferred shares of the Company will have the right to subscribe for 1.55642832 (one point five five six four two eight three two) new ADRs per each 1 (one) ADR held on July 11, 2002.

IV. - EX-RIGHTS SALE

4.1. - The shares or ADRs acquired on or after July 9, 2002 and July 12, 2002, respectively, will be ex-rights of subscription to the acquiror.

V. - SUBSCRIPTION OF SHARES AND RIGHTS ASSIGNMENT BULLETIN

5.1. - The holders of shares of the Company in Brazil may request to a securities broker the subscription of new shares or may complete the respective subscription bulletin which may be requested at any branch of Banco ABN Amro Real S.A., financial institution depositary for the book-entry shares of the Company, in a term of 34 (thirty-four) days beginning on July 12, 2002.

5.2. - Holders of shares or ADRs wishing to trade their preemptive rights during the period of exercise of preemptive rights may do so, and the Brazilian shareholders must request the rights assignment bulletin, which will be issued by Banco ABN Amro Real S.A., the financial institution depositary for the book-entry shares, or instruct their securities broker to conduct trades directly on the stock exchanges.

5.3. - Once the rights assignment bulletin is issued, and provided the sale takes place, the corresponding statement at the back of the rights assignment bulletin with the assignor's signature, certified at a notary's office, will be required.

5.4. - Shareholders must indicate their interest in reserving the remaining shares at the corresponding subscription bulletin.

5.5. - Holders of ADRs:

5.5.1 - The shares will be registered pursuant to the U.S. Securities Act of 1933 and may be offered or sold in the United States of America or to U.S. citizens in accordance with the terms of this Notice.

5.5.2 - Further information for holders of the Company's ADRs can be found in Form F-3 filed on July 1, 2002 with the Securities and Exchange Commission in the United States of America, a copy of which may be requested from The Bank of New York. A translation of Form F-3 was submitted to the *Comissão de Valores Mobiliários* (the Brazilian Securities and Exchange Commission) in order to update the Company's registry, and a copy of such document will be available to interested parties at the Company's headquarters.

VI. - ISSUE PRICE

6.1. - The issue price will be R$ 3.50 (three *reais* and fifty cents) per lot of one thousand shares, for both types of shares of the Company.

6.2. - In accordance with article 170, paragraph 1º, of the Corporate Law and CVM Guidance Opinion No. 1 of September 27, 1978, the trading price of the shares at *Bolsa de Valores do Estado de São Paulo* ("*Bovespa*") was used to determine the issue price of the new shares to be issued by the Company, because of its high liquidity (*alto indice de negociabilidade*).

6.3. - The issue price was set at a discount to its trading level in order to support the Company's objectives related to this offer while taking into account current market conditions. This discount is aimed to provide an incentive to shareholders to participate in the offer and to provide for the necessary conditions for the pricing of the preemptive rights.

4

6.4. - The issue price represents a discount of approximately 20% (twenty percent) to the closing sale price of the Company's preferred shares and 9% (nine per cent) to the closing sale price of the Company's common shares traded at *Bovespa* on June 27, 2002, and a discount of approximately 30% (thirty percent) to the last 30 trading days weighted average of the Bovespa closing price weighted by transaction volumes of the Company's preferred shares and approximately 23% (twenty three percent) to the last 30 trading days weighted average of the Bovespa closing price weighted by transaction volumes of the Company's common shares.

VII. - DIVIDENDS

7.1. - The shares to be issued following the homologation of the capital increase by a Board of Directors' Meeting will entitle shareholders to receive full dividends related to the fiscal year beginning on January 1, 2002.

VIII. - PERIOD FOR EXERCISING PREEMPTIVE RIGHTS

In the Brazilian market:

Beginning on July 12, 2002 and ending on August 14, 2002

In the U.S. market:

Beginning on July 17, 2002 and ending on August 7, 2002

IX. - FORM OF PAYMENT

9.1. - The payment will be made in cash, upon subscription. However, the total amount of R$ 96,958,030.21 (ninety six million, nine hundred and fifty-eight thousand, thirty *reais* and twenty-one cents) will be paid-up with a credit, on behalf of the shareholder Portelcom Participações S.A. ("Portelcom"), corresponding to a tax benefit which accrued in 1999, 2000 and 2001, as a result of a premium paid by Portelcom in the Telebrás System privatization. Under Instruction No. 319, dated December 3, 1999, of the Brazilian Securities Commission, and according to article 170 of the Corporate Law, minority shareholders will be granted preemptive rights, with respect to shares issued to Portelcom, as result of the tax benefit accrued by the Company.

X. - REOFFERING OF UNSUBSCRIBED SHARES

10.1. - Upon expiration of the period for exercising preemptive rights, shareholders who have indicated interest in purchasing additional shares will have the opportunity to subscribe for new shares, during 3 (three) days after the quantifying of the total number of unsubscribed shares, to be determined by Banco ABN Amro Real S.A. following the preemptive rights expiration date, in the Brazilian market as well as in the U.S. market, to subscribe for new shares. The maximum number of shares or ADRs that each subscriber will be entitled to subscribe will be equal to the total number of unsubscribed shares and ADRs multiplied by a percentage determined by dividing the number of shares or ADRs subscribed by the respective subscriber by the total number of shares and ADRs subscribed upon exercise of the preemptive rights.

10.2. - Following the expiration of the first reoffering round, if any shares or ADRs remain unsubscribed, they will be reoffered in a second reoffering round to the subscribers that exercised their preemptive rights in the first reoffering round and indicated an interest in purchasing additional shares or ADRs in a second reoffering round. The shareholders will have the opportunity to subscribed for new shares, during 3 (three) days after the quantifying of the total number of unsubscribed shares in the first reoffering, to be determined by Banco ABN Amro Real S.A. following the preemptive rights expiration date, in the Brazilian market as well as in the U.S. market, to subscribe for new shares, in accordance with the procedure described in item 10.1 above for the calculation of the number of shares or ADRs that each subscriber will be entitled to subscribe, provided that the maximum number of shares or ADRs which each subscriber will be entitled to subscribe will be determined according to the result of the first reoffering round.

10.3. - If any preferred shares remain unsubscribed following the expiration of the second reoffering round, the Executive Board of the Company may decide, as authorized by the Board of Directors, whether to conduct a public auction at the São Paulo Stock Exchange, for the benefit of the Company (article 171, paragraph 7th, "b" of the Corporate Law, article 4th, VII, "b" of Instruction CVM No. 13/80 and article 2nd, V of Instruction CVM No. 168/91), or whether to conduct additional reoffering rounds, according to the procedures described above.

XI. - REQUIRED DOCUMENTATION FOR SHARE SUBSCRIPTION AND RIGHTS ASSIGNMENT

11.1. - Individuals: Identity Card (RG), Tax Roll Number (CPF) and evidence of address.

11.2. - Legal Entity: Articles of Association or By-Laws and the Minutes of the Meeting that elected the incumbent managers, duly filed at the qualified body of the *Departamento Nacional do Registro de Comércio* (Federal Department of Boards of Trade) and evidence of address.

11.3. - In case of proxy representation, the presentation of the respective proxy.

XII. - FURTHER INFORMATION AND ASSISTANCE

12.1. - Further information and assistance can be requested at the securities brokers and at the branches of Banco ABN Amro Real S.A.

XIII. - PERIOD FOR DELIVERING OF THE SHARES

13.1. - The shares issued will be delivered up to 2 (two) business days after the approval of the homologation of the capital increase, at Banco ABN Amro Real S.A.

São Paulo, June 28, 2002

TELESP CELULAR PARTICIPAÇÕES, S.A.
Maria Paula de Almeida Martins Canais
Director of Investor Relations
Phone number: 55 (11) 3059-7081

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Any public offering of securities of the Company in the United States will be made by means of a written prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, that may be obtained from the Company at Rua Abílio Soares, 409, 04005-001 Sao Paulo, Brazil or from the information agent, D.F. King & Co., Inc. at 77 Water Street, New York, New York 10005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telesp Celular Participações S.A.

Date: July 1, 2002

By: ______________________

Name: Maria Paula Canais
Title: Director of Investor Relations